SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

CARE INVESTMENT TRUST INC.
(Name of Subject Company and Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

141657106
(CUSIP Number of Class of Securities)

Paul F. Hughes
Chief Compliance Officer and Secretary
Care Investment Trust Inc.
505 Fifth Avenue, 6th Floor
New York, New York 10017
(212) 771-0505
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Bidder)

Copies to:
Karen A. Dewis
Thomas P. Conaghan
McDermott Will & Emery LLP
600 Thirteenth Street, NW
Washington, DC 20005

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐.

Care Investment Trust Inc.
Investor Conference Call
March 24, 2010
Operator:
Good morning, ladies and gentlemen. Thank you for standing by. Welcome to the Care Investment Trust Investor conference call. During today’s presentation, all parties will be in a listen-only mode. Following the presentation, the conference will be opened for questions. If you have a question, please press the “star”, followed by the “one” on your touchtone phone. If you’d like to withdraw your question, press the “star”, followed by the “two”. If you are using speaker equipment, please lift the handset before making your selection. This conference is being recorded today, Wednesday, March 24th, 2010.
I would now like to turn the conference over to Leslie Loyet with the Financial Relations Board. Please go ahead, ma’am.
Leslie Loyet:
Thank you. I’d like to thank everyone for joining us today. Management will provide a discussion of the 2009 earnings results, as well as an overview of the Definitive Agreement with Tiptree Financial Partners. All press releases and documents can be found on Care’s website at www.carereit.com.
Before I turn the call over to management, I need to inform you that certain statements made in the press releases and on the conference call that are not historical may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For a discussion of the risks and uncertainties which could cause actual results to differ from those contained in the forward-looking statements, please see the Risk Factors section in the Company’s Form 10-K for the period ended December 31st, 2009, and any subsequently filed Form 10-Q quarterly reports filed with the SEC. All forward-looking statements speak only as of the date on which they are made and the Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date of such events.
Also, during today’s conference call, the Company may discuss funds from operations, or FFO, or adjusted funds from operations, or AFFO, both of which are non-GAAP financial measures as defined by SEC Regulation G. A reconciliation of each non-GAAP financial measure and the comparable GAAP financial measure, or net income, can be found in the 10-K filed on March 16th, 2010, and on the Company’s website, again at carereit.com under the Investor Relations tab.
At this time, I’d now like to introduce Torey Riso, President and Chief Executive Officer. Please go ahead.

Torey Riso:
Thank you, Leslie. Before we get started, I’d like to introduce the others on the Care Investment Trust team that are here with me today. I’m joined by Paul Hughes, Care’s Chief Financial Officer, Secretary and Chief Compliance Officer, with a long list of titles; Suman Sarma, Vice President of Healthcare, CIT Healthcare LLC; and Krys Corso, a consultant to the Company who works with Paul as part of Care’s finance team.
As you know, last Tuesday, March 16th was a busy day for Care. We issued a press release announcing that Care had executed a purchase and sale agreement with Tiptree Financial Partners, under which a change of control of Care is contemplated through a combination of an equity investment by Tiptree in newly issued common stock and a cash tender offer by Care for up to 100% of its currently issued and outstanding shares. We filed an 8-K describing that transaction and disclosing the relevant transaction documents, and we filed our 10-K for the year ended December 31, 2009. Since Tuesday the 16th, a number of investors have called with questions and requests for clarification; we decided that this would be the best forum to handle the inquiries.
Before getting into our specific objectives for today’s call, certain things we need to run through with respect to SEC rules that require that we remind you that, as we will discuss below, the Company intends to file a proxy statement with the SEC in connection with the solicitation of stockholder approval for the issuance of common stock to Tiptree and other related approvals. Investors and security holders of the Company are urged to read the proxy statement when it becomes available because it will contain important information about the Company, the Tiptree transaction and the direct or indirect interest of the Company’s Board members and executive officers in connection with the transaction. The proxy statement, when it becomes available, may be obtained free of charge at the SEC website at www.sec.gov. In addition, investors and security holders may obtain free copies of the proxy statement after it is filed with the SEC by contacting Care’s Secretary and Chief Compliance Officer, Paul Hughes, at 212-771-0505, or writing to Care at 505 5th Avenue, Sixth Floor, New York, New York, 10017, Attention Paul Hughes, Secretary and Chief Compliance Officer, or by accessing the Company’s website at www.carereit.com. Investors and security holders are urged to read the proxy statement before making any voting decisions with respect to the manners contemplated therein.
Further, in connection with the tender offer, the Company intends to file with the SEC a Schedule TO, which will contain the Company’s formal offer to purchase Care common stock in the tender offer and associated transmittal materials. You are urged to read the information in Schedule TO and the offer to purchase when they become available because they will contain important information. As with the proxy statement, the Schedule TO and the offer to purchase, when they become available, may be obtained free of charge at the SEC website,

www.sec.gov. In addition, the investors and security holders may obtain free copies of the Schedule TO after it is filed with the SEC by contacting, once again, Paul Hughes, our Secretary and Chief Compliance Officer, by writing to Care Investment Trust care of CIT Healthcare at 505 5th Avenue, Sixth Floor, New York, New York, 10017. Security holders are urged, once again, to read the Schedule TO because it will contain important information.
Now that we’ve covered the legal formalities, there are three specific objectives for today’s investor call. One is to walk through the basic elements of the Tiptree transaction; two is to give a brief overview of our financial performance for the year ended December 31st, 2009, as well as to describe for you certain events that have occurred since January 1st, 2010; and three, to the extent that we can, we’ll answer any remaining questions you may have.
With respect to the Tiptree transaction, as disclosed in the 8-K filing that was filed on Tuesday, the 16th, the Tiptree transaction involves the sale of control of Care through a combination of an equity investment by Tiptree in newly issued common stock at $9 per share and a cash tender offer by Care for up to 100% of its currently issued and outstanding shares of common stock, also at $9 per share. Among other things, a minimum of at least 10,300,000 shares must be validly tendered and not withdrawn prior the expiration of the tender offer in order for it to be completed. The shares being issued to Tiptree will be transferred upon completion of the tender offer. The number of shares to be issued to Tiptree will be at least 4,445,000 shares, which is subject to upward adjustment in two instances. Tiptree may purchase shares, or will purchase shares to fund the purchase by Care in the tender offer if more than 18 million shares are tendered, or at the election of Tiptree if fewer than 16.5 million shares are tendered in order to give Tiptree ownership of up to 53.4% of the outstanding Care common stock on a fully diluted basis after taking into account the shares tendered in the tender offer.
With respect to the process, the issuance of our common stock to Tiptree in the transaction requires stockholder approval under the listed company rules of the New York Stock Exchange. We intend to call a special meeting of Care stockholders to obtain approval for the stock issuance to Tiptree, as well as approval to amend certain provisions of our charter that might otherwise restrict the stock issuance to Tiptree and formal approval from our stockholders to abandon the plan of liquidation that was approved at our January 28th, 2010, special meeting of stockholders. The Tiptree purchase agreement requires Care to file with the SEC no later than April 13th, a preliminary proxy statement for our special stockholder meeting. Care is currently preparing its proxy statement and expects to file it with the SEC as soon as it can, but in no event, later than April 13th. Care currently intends that the tender offer and the solicitation period for the special meeting run concurrently. The SEC rules require that the tender offer be open for a minimum of 20 business days. The timing for the launch of the tender offer will depend on the level of review applied by the SEC to our preliminary proxy statement and, if applicable, our ability to respond to any comments the SEC staff may have.
If and when all the conditions in the purchase agreement have been satisfied, the share purchase by Tiptree and the cash tender offer by Care will be consummated. Upon the consummation of the tender offer and Tiptree purchase, Care intends to give CIT Healthcare notice of termination under the existing management agreement, which will commence a 60-day transition period, at the end of which CIT Healthcare will cease to be the manager of Care.
Now a few words about the Board of Directors and the interim operations of Care; until the consummation of the tender offer and the Tiptree purchase, CIT Healthcare will continue to manage Care’s day-to-day activities under the management agreement, subject as always to the supervision and oversight of Care’s current Board of Directors. The Board has and will remain active throughout the sale process. Upon consummation of the transaction, however, at least three of Care’s five directors will be required to resign.
Finally, there has been some confusion regarding dividends that we wanted to clear up and that is, to be clear, Care’s Board did not declare a dividend at its last meeting. While the Board of Directors maintains the ability to evaluate Care’s circumstances and consider the declaration of a dividend from time to time in accordance with its charter and applicable law, it has no current intention to declare a dividend.
With that, I’d like to hand the microphone to Paul Hughes to briefly review Care’s financial performance for 2009 fiscal year and we’ll...I will gladly, along with the others, answer any questions you have about the transaction and otherwise once Paul finishes.
Paul Hughes:
Okay, thank you, Torey. This is Paul Hughes. I’ll begin with the earnings results for 2009 and then talk about the non-GAAP FFO and AFFO measures.
For the 2009 fiscal year, Care generated 20 million of total revenue, comprised of rental revenue of 12.7 million, 7.1 million of interest income from our mortgage portfolio and other income of approximately 200,000 related to ancillary fees. This compares with 2008 total revenue of approximately 22.3 million. Rental revenue increased by 6.5 million to 12.7 million in 2009 from 6.2 million in 2008 as a result of our owning the Bickford properties for the full year 2009 as compared with part of the year in 2008. Conversely, interest income from our mortgage portfolio decreased by 8.7 million to 7.1 million in 2009 from 15.8 million in 2008 as a result of our sales of mortgage loans throughout 2009.

Operating expenses during the year were approximately $12.2 million. These included about 2.2 million in management fees, administrative expenses of approximately 11.7 million and a favorable adjustment to our valuation allowance on loans of 4 million. General and administrative expenses included stock-based compensation expense of 2.2 million, which primarily resulted from marking-to-market stock-based compensation issued in prior periods and recording 800,000 related to accelerated vesting of stock-based compensation resulting from the January 28th, 2010, shareholder vote approving the plan of liquidation. Administrative expenses increased by 5.1 million to 11.7 million in 2009 from 6.6 million in 2008, primarily due to legal and strategic advisory services. Additionally, compensation expense increased by 1.1 million, which was principally the result of the impact of additional share issuances and accelerated vesting of stock-based compensation.
Interest expense totaled 6.5 million in 2009 as compared with 4.5 million in 2008, the increase of 2 million primarily due to a full year of interest in 2009 on the debt used to acquire the Bickford properties as compared with interest payable for only part of the year in 2008. Consequently, Care’s net loss for the year equaled $2.8 million, or $0.14 per share, while FFO, or funds from operations, equaled $10.2 million or $0.51 per share. The difference between these metrics results from the add back of depreciation and amortization to drive FFO.
Adjusted funds from operations, or AFFO, equaled $6.2 million or $0.31 per share; in addition to the add back of depreciation and amortization, the AFFO metric reflects the following additional adjustments to net income, including stock-based compensation; the non-cash effects of straight lining of lease revenue; the unrealized gain or loss resulting from revaluation of the partnership units issued in the Cambridge transactions; gains or losses from the sales of mortgage loans; add back of the write-off of deferred financing costs; and excess cash distributions from the Company’s equity method investments; and the impact of marking our mortgage portfolio to the lower of cost or market.
So I’d now like to hand it back to Torey to discuss our liquidity position and subsequent events. Torey?
Torey Riso:
Thanks, Paul. Care currently holds over 135 million in cash, which we intend to use to purchase the shares under the terms of the tender offer. During 2009, we paid 13.8 million of dividends to stockholders. During the first quarter of 2010, we disposed of two of the remaining three mortgage loans we held as of December 31st, 2009. One loan was repaid by the borrower in February 2010. Proceeds from the repayment of the mortgage loan were approximately $10 million. In March 2010, we sold another mortgage loan. Net realized proceeds from the sale of this mortgage loan were approximately $6 million. We marked both loans to net realizable value at year end.

Care also entered into an amended and restated management agreement with its manager, CIT Healthcare, in January 2010, which enabled Care to reduce the fee payable to CIT Healthcare upon termination of the management agreement as part of the Tiptree transaction from $15.4 million to $7.5 million, generating a positive benefit to the stockholders of nearly $8 million.
With that, we conclude the prepared remarks and, Operator, I’d ask that you open the lines for questions.
Operator:
Thank you, sir. We will now begin the question and answer session. As a reminder, if you have a question, please press the star, followed by the one on your touchtone phone. If you would like to withdraw your question, press the star, followed by the two. If you are using speaker equipment, you will need to lift the handset before making your selection. One moment, please.
And our first question comes from the line of William Mansfield with Berkeley Asset Management. Please go ahead.
William Mansfield:
Hi there, gentlemen. Thank you for taking my questions. Could you give some comments, if possible, about the operational performance of the Cambridge properties?
Torey Riso:
Performing as agreed, at or above expectations. Pleased with the performance of the Cambridge properties.
William Mansfield:
And when you say, at or above expectations, those were expectations of...when you bought the properties?
Torey Riso:
That’s right.
William Mansfield:
That correct? Okay. And that’s continued all through, all of last year, correct?
Torey Riso:
That is correct.
William Mansfield:
Does the Tiptree transaction have any impact on the legal dispute with Cambridge?

Torey Riso:
No, the legal dispute with Cambridge is pending litigation so we really won’t comment on that. But the Tiptree transaction is not directly involved in the litigation, no.
William Mansfield:
Okay.
Torey Riso:
Meaning it’s not impacted by the litigation. The litigation will continue.
William Mansfield:
Okay. And presumably, Tiptree, as part of their due diligence, went through all the...you know, did their...must have done their own legal analysis of the case and things like that?
Torey Riso:
I can’t speak for Tiptree, but I would expect that to be the case.
William Mansfield:
Okay. And then the...maybe this is a weird accounting question, on your year end 10-K, the valuation of Cambridge as an investment in a partially owned entity presumably is higher than the valuation you did in your liquidation analysis, that was under your former plan. Is that... Am I right in looking at it that way? Because they’re sort of two different standards; one’s an accounting standard and one’s a liquidation standard?
Paul Hughes:
Yes, this is Paul. That’s correct, William.
William Mansfield:
And can you explain, what was the source of the difference of the valuations?
Paul Hughes:
Well, for the GAAP financial statements that are part of the 10-K, we do a quarterly impairment analysis to ensure the proceeds, et cetera, from the investment are...do not result in an impairment of the carrying value of the assets. Whereas, on a liquidation basis, we had to apply other DCF factors, you know, as to what another participant would be...you know, expect to pay or purchase it at and the various restrictions that are in there, along with the current public litigation that is associated with that property.
William Mansfield:
Okay. So...

Torey Riso:
Operator...you know, William, if maybe you could bring it to a close, we can get on to some other questions.
William Mansfield:
All right. All right, that’s good.
Torey Riso:
...or re-queue if you’d like.
William Mansfield:
No, that’s fine. That’s great. Thank you very much.
Operator:
And, ladies and gentlemen, if you do have any additional questions, please press the star, followed by the one at this time. One moment, please.
And, ladies and gentlemen, as a reminder, if you would like to ask any additional questions, please press the star, followed by the one on your touchtone phone. If you are using speaker equipment, you will need to lift the handset before making your selection. One moment, please.
And our next question comes from the line of Yevgeny Neginsky with Springdale Capital. Please go ahead.
Yevgeny Neginsky:
Hi, Torey. It’s Yevgeny.
Torey Riso:
Yevgeny, how are you?
Yevgeny Neginsky:
I’m well. How are you?
Torey Riso:
I’m great, thanks.
Yevgeny Neginsky:
I just wanted to ask a quick question. Until the merger, do you plan, or does the Board plan to continue paying your usual dividends?
Torey Riso:
As described just a moment ago, the current plan is no current plan to pay dividends and under the charter of the Company and Maryland law and other requirements, the Board can always consider doing that but there’s no current intention, no.

Yevgeny Neginsky:
No current intention. Sorry, I missed that. Okay, thank you very much.
Torey Riso:
You got it.
Operator:
Ladies and gentlemen, if you would like to ask any additional questions, please press the star, followed by the one on your touchtone phone. If you are using speaker equipment, you will need to lift the handset before making your selection. One moment, please.
And at this time, there are no further questions. I would like to turn the call back over to Mr. Riso for any closing comments.
Torey Riso:
Okay, thank you. We want to thank you for your interest, for dialing in and listening to what we had to say today. We encourage you to review the documents that have been filed. We are pleased with the outcome and look forward to pursuing the transaction to completion as we think it’s a good outcome for the shareholders, and the Board and management have spent a lot of time and effort to pursue it and bring it to this place and look forward to pursuing it to completion.
Thank you, and with that, we will sign off. Thank you, Operator.
Operator:
Ladies and gentlemen, this concludes the Care Investment Trust Investor conference call. If you would like to listen to a replay of today’s conference, please dial 303-590-3030 or 1-800-406-7325, followed by a pass code of 4272177. ACT would like to thank you for your participation. You may now disconnect.